Office of the Minnesota Secretary of State
Certificate of Conversion

I, Steve Simon, Secretary of State of Minnesota, certify that: the documentation required to effectuate a conversion by the entity listed below from the law under which the entity was previously governed to the law under which it is governed after the issuance of this certificate, on the date listed and has been approved pursuant to the procedures required in the chapter indicated.

Conversion Filed Pursuant to Minnesota Statutes, Chapter: 322C

Home Jurisdiction and Name of Converting Entity:

    Minnesota: Guardian Athletics, LLC

After Conversion, Entity is governed by Minnesota Statutes, Chapter:
302A

Home Jurisdiction and Name of Entity after the Effective Date of Conversion:

    Minnesota: Guardian Athletics, Inc.

This Certificate has been issued on: 10/15/2019



Steve Simon
Secretary of State
State of Minnesota

Office of the Minnesota Secretary of State
Certificate of Incorporation

I, Steve Simon, Secretary of State of Minnesota, do certify that: The following business entity has duly complied with the relevant provisions of Minnesota Statutes listed below, and is formed or authorized to do business in Minnesota on and after this date with all the powers, rights and privileges, and subject to the limitations, duties and restrictions, set forth in that chapter.

The business entity is now legally registered under the laws of Minnesota.

Name: Guardian Athletics, Inc.

File Number: 1111098000044

Minnesota Statutes, Chapter: 302A

This certificate has been issued on: 10/15/2019



Steve Simon
Secretary of State
State of Minnesota

Office of the Minnesota Secretary of State
Articles of Conversion
Minnesota Statutes, Chapter 322C



Read the instruction before completing this form.

Filing Fee: $80 for expedited service in-person, $60 if submitted by mail

The following type of organization is being converted into another organization and was approved as required by, Chapter 322C.

1. Check the appropriate box for this conversion filing:

[X] Limited Liability Company (Domestic) governed under Chapter 322C converting to a Business Corporation (Domestic) under Chapter 302A.

[ ] Limited Liability Company (Domestic) governed under Chapter 322C converting to a Business Corporation (Foreign).

[ ] Limited Liability Company (Foreign) converting to a Business Corporation (Domestic) under Chapter 302A.

[ ] Unqualified Foreign Business Corporation converting to a Limited Liability Company (Domestic) under Chapter 322C.

2. Name of Organization <u>before</u> the Conversion is: (Required)

Guardian Athletics, LLC

3. Home Jurisdiction of Organization <u>before</u> the Conversion is: (Required)   Minnesota

4. Name of the Organization <u>after</u> the Conversion shall be: (Required)

Guardian Athletics, Inc.

5. Home Jurisdiction of Organization <u>after</u> the Conversion shall be: (Required)   Minnesota

6. The time the Conversion is effective under the governing statute of the Converted Organization is:

8/06/19

Office of the Minnesota Secretary of State
Articles of Conversion
Minnesota Statutes, Chapter 322C



If the converting organization is a domestic organization, the plan of conversion was approved under Section 302A.684 or 322C.1008. If the converting organization is a foreign organization, the conversion was approved as required by the governing statute of the converted organization.

7. A Converted Organization that is a foreign organization and not authorized to transact business in this state appoints the secretary of state as its agent for service of process for purposes of enforcing a debt, obligation, or other liability under this subdivision. The street address of an office that the secretary of state may use for the purposes of section 322C.1010, subdivision 3 is:

_____

8. If the converted organization is a domestic organization, include a copy of the Articles of Incorporation. (Required).

9. I, the undersigned, certify that I am signing this document as the person whose signature is required, or as agent of the person(s) whose signature would be required who has authorized me to sign this document on his/her behalf, or in both capacities. I further certify that I have completed all required fields, and that the information in this document is true and correct and in compliance with the applicable chapter of Minnesota Statutes. I understand that by signing this document I am subject to the penalties of perjury as set forth in Section 609.48 as if I had signed this document under oath.

_____
Authorized Signature of Individual on Behalf of the Converting Company or Authorized Agent (Required)

Email Address for Official Notices
Enter an email address to which the Secretary of State can forward official notices required by law and other notices:

blehrman@sofferlaw.com

_____

☒ Check here to have your email address excluded from requests for bulk data, to the extent allowed by Minnesota law.

List the name and daytime phone number of a person who can be contacted about this form:

Bradley Lehrman   612-382-7080
_____
Contact Name and Phone Number

Entities that own, lease or have any financial interest in agricultural land or land capable of being farmed must registered with the Minnesota Department of Agriculture's Corporate Farm Program.


Office of the Minnesota Secretary of State
Minnesota Business Corporation | Articles of Incorporation
Minnesota Statutes, Chapter 302A



Read the instructions before completing this form.

Filing Fee: $155 for expedited service in-person and online filings, $135 if submitted by mail

Note: A professional firm governed under Chapter 319B must include an attachment with the following information:
(This information is only required if this is a professional firm.)
1. Statement that the Minnesota firm elects to operate and acknowledges that it is subject to *Minnesota Statutes*, Chapter 319B.01 to 319B.12.
2. List the professional service the corporation is authorized to provide under *Minnesota Statutes*, Chap. 319B, subd 19.

The undersigned incorporator(s), in order to form a Minnesota Business Corporation under *Minnesota Statutes*, Chapter 302A adopt the following:

Article I – Name of Corporation (Required)

Guardian Athletics, Inc.

(The company name must include a corporate or professional designation in their name.)

Article II – Registered Office and Agent (A Registered Office Address is Required)

1409 N. Riverfront Dr. Suite 201	Mankato	MN	56001
Street Address *(A PO Box by itself is not acceptable)*	City	State	Zip Code

The Registered Agent at the above address is: Jeffrey Chambers

Article III – Shares
The corporation is authorized to issue | 10,000,000 | total number of shares.

(Must authorize at least one share)

Article IV – Incorporators (Required)
I, the undersigned, certify that I am signing this document as the person whose signature is required, or as agent of the person(s) whose signature would be required who has authorized me to sign this document on his/her behalf, or in both capacities. I further certify that I have completed all required fields, and that the information in this document is true and correct and in compliance with the applicable chapter of Minnesota Statutes. I understand that by signing this document I am subject to the penalties of perjury as set forth in Section 609.48 as if I had signed this document under oath.

Jeffrey Chambers	1409 N. Riverfront Dr.	Mankato	MN	56001
Incorporator's Name	Street Address *Suite 201*	City	State	Zip Code

Jeffrey L. Chambers		9/13/19
Signature		Date

Incorporator's Name	Street Address	City	State	Zip Code

Signature	Date

Email Address for Official Notices
Enter an email address to which the Secretary of State can forward official notices required by law and other notices:

blehrman@sofferlaw.com

☑ Check here to have your email address excluded from requests for bulk data, to the extent allowed by Minnesota law.

Office of the Minnesota Secretary of State
Minnesota Business Corporation | Articles of Incorporation
Minnesota Statutes, Chapter 302A



List a name and daytime phone number of a person who can be contacted about this form:

Bradley Lehrman	612-382-7080
Contact Name	Phone Number

Entities that own, lease, or have any financial interest in agricultural land or land capable of being farmed must register with the MN Dept. of Agriculture's Corporate Farm Program.

Minnesota Business Snapshot

To better serve Minnesotans, the Secretary of State's Office has created the "Minnesota Business Snapshot," a short and simple survey produced with the input of business owners, business organizations, non-profits, and researchers from across the state. These five questions will take less than three minutes to complete, and you may answer any or all of them. There is no penalty if you choose not to provide this information. However, the answers you do provide will create a useful pool of information for potential customers and inform the analysis of our quarterly "Minnesota Economic and Business Condition Reports". We do not independently verify the answers applicants provide. **Again, this survey is voluntary and the answers are considered public data.** Thank you.

1. (Select up to one) - How many Minnesota – based full time employees (or FTE equivalents) does this entity currently have?

   ☐ 0-5
   ☐ 6-50
   ☐ 51-200
   ☐ 201-500
   ☐ Over 500

2. (Select all that apply) - Does the owner or a member of the ownership group of this entity self-identify as a member of any of the following communities?

   ☐ Woman
   ☐ Member of a community of color
   ☐ Veteran
   ☐ Member of a disability community
   ☐ Member of an immigrant community

3. (Select up to one) - Using NAICS codes below, please select the code that best describes this entity. If you believe this entity falls into more than one category, please select the category that generates the majority of the entity's revenue.

   ☐ Agriculture, Forestry, Fishing and Hunting (Code 11)
   ☐ Mining (Code 21)
   ☐ Utilities (Code 22)
   ☐ Construction (Code 23)
   ☐ Manufacturing (Codes 31-33)
   ☐ Wholesale Trade (Code 42)
   ☐ Retail Trade (Codes 44-45)
   ☐ Transportation and Warehousing (Codes 48-49)
   ☐ Information (Code 51)
   ☐ Finance and Insurance (Code 52)
   ☐ Real Estate Rental and Leasing (Code 53)
   ☐ Professional, Scientific, and Technical Services (Code 54)
   ☐ Management of Companies and Enterprises (Code 55)
   ☐ Administrative and Support and Waste Management and Remediation Services (Code 56)
   ☐ Educational Services (Code 61)
   ☐ Health Care and Social Assistance (Code 62)
   ☐ Arts, Entertainment, and Recreation (Code 71)
   ☐ Accommodation and Food Services (Code 72)
   ☐ Other Services (except Public Administration) (Code 81)
   ☐ Public Administration (Code 92)



File Numbers

111109800002

1111098000044

938912400024

STATE OF MINNESOTA
OFFICE OF THE SECRETARY OF STATE
FILED

10/15/2019 11:59:00 PM

Steve Simon
Secretary of State